ADVENT CONVERTIBLE AND INCOME FUND
(the “Fund”)

888 Seventh Avenue, 31st Floor
New York, New York, 10019

November 26, 2019

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sirs and Madams:

Enclosed for filing on behalf of Advent Convertible and Income Fund (the “Fund”), pursuant to Rule 17g-1(g)(1)(i) under the Investment Company Act of 1940, as amended (“1940 Act”), are the following:

(a)	a copy of the fidelity bond issued by Travelers Bond & Specialty Insurance naming the Fund as insured; and

(b)     a copy of the resolutions of a majority of the Board of Trustees who are not “interested persons” of the Fund approving the form and amount of the bond to be paid by the Fund.

The premium for the bond has been paid for the period from August 27, 2019 to August 27, 2020.

Please contact the undersigned at (212) 482-7390 with any questions or comments.

Sincerely,

/s/ Edward C. Delk

Edward C. Delk
Secretary of the Fund